Exhibit 21.1

Material Subsidiaries of Scripps Networks Interactive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Scripps Networks, LLC	Delaware
Television Food Network, G.P. (69% owned)	Delaware
TCM Sub, LLC (65% owned)	Delaware
Travel Channel, LLC (65% owned)	Delaware
TVN S.A.	Poland
TVN Media Sp. Z.o.o	Poland
TVN Finance Corp. III AB	Sweden